SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        Sparta Commercial Services, Inc.
                                (Name of Issuer)

                   Common Stock, no par value $.001 per share
                         (Title of Class of Securities)

                                   846S7R 20 9
                                 (CUSIP Number)

                                 Anthony Havens
                         462 Seventh Avenue, 20th Floor
                            New York, New York 10018
                                 (212) 239-2666
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 20, 2007
            (Date of Event, Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

    Leo William Long

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a) |_| (b) |_|
    Not applicable

3.  SEC USE ONLY

4.  SOURCE OF FUNDS* PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                       |_|
    Not applicable

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF              7.    SOLE VOTING POWER        10,902,730
SHARES
BENEFICIALLY           8.    SHARED VOTING POWER      0
OWNED BY  EACH
REPORTING              9.    SOLE DISPOSITIVE POWER   10,902,730
PERSON WITH
                       10.   SHARED DISPOSITIVE POWER 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,902,730

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   |_|

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.85%

14. TYPE OF REPORTING PERSON*
    In

ITEM 1. Security and Issuer.

            This Schedule 13D relates to the common stock, par value $.001 per share (the "Common Stock") issued by Sparta Commercial Services, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 462 Seventh Avenue, 20th Floor, New York, New York 10018.

ITEM 2. Identity and Background.

            This statement is filed by Leo Long, ("The Reporting Person") whose address is c/o Long Motor Corp. 14600 W 107th Street, Lenexa, KS 66215-4015. The Reporting Person is the president and CEO of Long Motor Corp.

            The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations.

            The consideration for the issuance of the 10,902,730 common shares to the Reporting Person is from personal funds invested in the amount of $ 2,354,475.00.

ITEM 4. Purpose of Transaction

            The purpose of the transaction is for investment.

ITEM 5. Interest in Securities of the Issuer.

            As of the date of the Reporting Event, the Reporting Person beneficially owned 10,902,730 shares of the Issuer's stock, comprising approximately 8.85% of the common stock outstanding. The percentage used herein was calculated based upon the 123,216,157 shares of Common Stock of the Issuer stated by the Issuer as issued and outstanding as of the date of the Reporting Event. The Reporting Person has sole voting and dispositive powers with respect to 10,902,730 shares of Common Stock which he owns. The Reporting Person did not effect other transactions in the shares of the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        N/A

ITEM 7. Material to be Filed as Exhibits.

        N/A


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2007


            /s/ Leo Long
-------------------------------------
Leo Long